UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

1. Ragnarok Battle Launched in Five Countries Including China and Taiwan

 - Distribution contracts entered with Soft World International to distribute
   Ragnarok Battle in five Asian countries, including China and Taiwan

 - Popularity of Ragnarok Online would have a positive impact on Ragnarok Battle

Gravity Co., Ltd. announced that it has entered into contracts with Soft World
International to distribute Ragnarok Battle, a PC title game based on Ragnarok
Online, in China, Taiwan, Hong Kong, Malaysia and Singapore on March 21, 2005.
As a result, Ragnarok Battle will be available in a total of eight overseas markets, including Japan, Thailand, and Indonesia.

Ragnarok Battle is a PC title game based on Gravity’s flagship massively multiplayer mnline role playing game(MMORPG),Ragnarok Online.  It consists of basic novices, seven first job class characters and 50 kinds of monster characters.  Similar to Ragnarok Online, users can set up early stats suitable to their characters, and magic attack is possible as well as physical attack.

Moreover, Ragnarok Battle consists of nine stages, through which users move up the levels as they accumulate experience points in each stage.  Users are able to acquire stat and skill points as they move up each level.
The distinctive feature of Ragnarok Battle is that the users can more amply experience the action, skill, and magic effects than by just reading the original comic book.

Under each of the contracts with Soft World International, Gravity will receive a minimum guarantee of US$37,500 for 23,000 copies of early release versions of
Ragnarok Battle sold by Soft World International.  In addition, for the follow-
on versions, Gravity will receive, for each copy of the title sold, 50 cent in
China and royalties equal to 20% of the retail price in other 4 East Asian countries for two years following the date of the contract.

David Yoon, Chief Executive Officer of Gravity, believes that the popularity of
Ragnarok Online would have a positive impact on Ragnarok Battle. He stated that
Gravity is planning to rush the localization of Ragnarok Battle in order to release it in the first half of 2005.

Mr. Yoon also stated, “Ragnarok Online is very popular in the five East Asian markets including Taiwan and China.  Ragnarok Battle will enhance the Ragnarok brand value of Gravity and create a synergy effect with Ragnarok Online.”

2. GRAVITY Co., Ltd. Enters into a Contract with Level Up! Inc. for R.O.S.E
   Online Service in the Philippines

 - R.O.S.E Online, to be serviced in the Philippines after Japan and
   Taiwan

 - In February 2005, exclusive licensing contract entered with Level Up! Inc.
   to distribute R.O.S.E. Online in the Philippines.

Gravity announced that on February 25, 2005 it entered into an exclusive licensing contract with Level Up! Inc. to provide the R.O.S.E Online service in the Philippines.

Level Up! Inc., a leading game company servicing ‘Ragnarok Online’ in the
Philippines, is attempting to increase its market share by adding the new product ‘R.O.S.E Online.’

David Yoon, CEO of Gravity, expects R.O.S.E Online will be successful. He stated "We are pleased to offer the R.O.S.E Online service with Level Up! Inc;
a publishing partner company with a stable servicing environment and marketing capabilities.  Both sides will work hard to realize the success of R.O.S.E
Online.”

Meanwhile, the Philippine users who had a chance to experience the R.O.S.E
Online international server continue to express their wishes to play the
R.O.S.E Online Philippine version as soon as possible in the Gravity homepage,
Level Up! Inc, and other community sites.

3. Ragnarok Online Commercialized in Brazil on February 23, 2005

 - ‘Ragnarok Online,’ first Korean online game commercialized in Brazil

 -  Setting a standard of the Korean online games in Brazil where console and
    PC games dominate.

Gravity announced that on February 23, 2005 it agreed on a contract to commercialize Ragnarok Online, Gravity’s major MMORPG, in Brazil.

Since Gravity entered into a contract with Level Up! Inc. Brazil to provide the
Ragnarok Online service in August 2004, through beta tests, it created a pool of dedicated young online game players in Brazil where online game did not have a strong presence. As a result, Ragnarok Online in Brazil enjoys high multi-
connection numbers in a relatively short open beta test period of four months.
Since February 23, 2005 a full scale commercialization of Ragnarok Online began with updates of ‘Turtle Island,’ and 'Siege.'

David Yoon, CEO of Gravity, announced; "Ragnarok Online is the first Korean
MMORPG to be legally serviced in Brazil.  Gravity has invested aggressively in localization marketing strategies and technology support in order to enter the
Brazilian game market where console and PC games have been dominant.  We express our gratitude for such enthusiastic encouragement by the Brazilian users during our Brazil Ragnarok Beta Service.  We will do our best with our partners to provide more stable service and a high standard game environment for the users through our commercialization in Brazil."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 04/01/2005	By:	/s/ Kwan Shik Seo
	Name:	Kwan Shik Seo
	Title:	Chief Financial Officer